SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

Max Sound Corporation
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

(CUSIP Number)

  10685-B Hazelhurst Drive #6572

Houston, Texas 77043
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

May 11, 2010
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Lloyd Trammell

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

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(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
24,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
24,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,000,000

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.24%

(14) TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001, of Max Sound Corporation, a Delaware corporation, with its principal place of business located at 10685-B Hazelhurst Drive #6572, Houston, Texas 77043. The telephone number is (210) 401-7667.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Lloyd Trammell who is hereinafter sometimes referred to as the “Reporting Person.” Mr. Trammell serves as the Chief Technical Officer of the Issuer with a principal place of business at 2902A Colorado Ave., Santa Monica, CA, 90404. The telephone number is (210) 401-7667.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 11, 2010, 24,000,000 shares of common stock of the Issuer were issued to Mr. Lloyd Trammell in connection with the Agreement and Plan of Asset Acquisition entered into among the Issuer and Audio Genesis Group, LLC, a California limited liability company and Lloyd Trammell, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Trammell acquired 24,000,000 shares of common stock of the Issuer pursuant to the Agreement and Plan of Asset Acquisition (“Agreement”) with Audio Genesis Group, LLC, (“AGG”) a California limited liability company which is the  holder of the rights to Max Audio Technology (“MAX”) as well Lloyd Trammell, the inventor and owner of 80% of the total ownership interest in MAX (hereinafter “INV”) and Robert Wolff, the business partner of 20% of the total ownership interest in MAX (hereinafter “BUS”). Whereas, AGG, INV and BUS (collectively hereinafter “AIB”) together own all right title and interest to all fields of us and 100% of the ownership interest of the asset MAX and  whereby the Company has agreed to acquire MAX in a stock-for-asset exchange in accordance with the respective corporation laws in their state, upon consummation of which all of the MAX ownership interest shall be owned by SOAN, and all such ownership interest shall be exchanged for 30,000,000 unregistered shares of par value $.0001 common shares of SOAN. Mr. Trammell was issued 24,000,000 of the total 30,000,000 shares of common stock issued pursuant to the Agreement. The Agreement is attached as Exhibit 10.1 to the Form 8-K filed on May 11, 2010 incorporated herein by reference.

Mr. Trammell obtained the 24,000,000 shares of common stock from the Issuer pursuant to the Agreement.as described in the preceding paragraph. Mr. Trammell  does not have any plan or proposal, which relates to or would result in (the lettered section numbers below correspond to subsections of Item 5 of Schedule 13D):

(a) the acquisition  by any person of  additional  securities  of the Issuer, or the disposition of securities of the Issuer;

(b)an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

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(e) any material  change in the  present  capitalization  or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 24,000,000 shares of the issued and outstanding common stock of the Issuer. Such amount represented 10.24% of the total issued and outstanding common shares of the Issuer.

(b)	The Reporting Person holds sole voting power over 24,000,000 shares of common stock and dispositive power over 24,000,000 shares of common stock of the Issuer as issued to the Reporting Person.

(c)	The Reporting Person acquired an aggregate of 24,000,000 shares of the Issuer's common stock in the following transactions:

	Transferee	Date	Amount	Price	Where and How the Transaction was Effected

Lloyd Trammell	Max Sound Corporation	5/11/2011	24,000,000	$0.10	Private negotiated transaction

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

10.1	Agreement and Plan of Acquisition Effective May 11, 2010 Incorporated by Reference to Exhibit 10.1 to the Form 8-K Filed on May 11, 2010.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2011

By:	/s/ Lloyd Trammell
Lloyd Trammell
Chief Technical Officer

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